

October 5, 2012

<u>Via E-mail</u>
Ryan F. Urness, Esq.
Secretary and General Counsel
Navarre Corporation
7400 49th Avenue North
Minneapolis, MN 55428

      Re: **Navarre Corporation**
              Proxy Statement on Schedule 14A
              Filed September 28, 2012
              File No. 000-22982

Dear Mr. Urness:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Navarre's Financial Advisor

Miscellaneous, page 26

1.   You state that, in connection with the merger, Navarre has agreed to pay Roth Capital Partners, LLC "customary" fees for its services, "significant portions" of which are contingent upon the consummation of the merger "and/or the related financings." Please disclose the fees received or to be received by Roth Capital Partners in connection with the merger, and separately disclose the amount contingent upon the consummation of the merger and the amount contingent upon the related financings. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. In your response, please clarify under what circumstances Navarre would pay a contingency fee for the related financings in the event the merger were not consummated.

2.   You disclose in the third paragraph that Roth Capital Partners, LLC currently provides, and may in the future provide, investment banking and other financial services to you. Please provide all disclosure required by Item 1015(b) of Regulation M-A, such as a description of the relationship between you and Roth Capital Partners during the past two years and all of the compensation received during that period, or to be received, as a result of this relationship. Refer to Schedule 14A Item 14(b)(6).

Appendix C: Roth Capital Partners, LLC Fairness Opinion

3.   We note the limitation on reliance by shareholders in the second paragraph on page 4 of the fairness opinion provided by Roth Capital Partners. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be removed. Please revise accordingly or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel